Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Hannon Armstrong Sustainable Infrastructure Capital, Inc. for the registration of shares of its common stock, shares of its preferred stock, depositary shares, warrants, and rights and to the incorporation by reference therein of our report dated March 1, 2016, with respect to the consolidated financial statements for Hannon Armstrong Sustainable Infrastructure Capital, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia

December 21, 2016

Exh. 23.3-1